Exhibit 12

CELANESE CORPORATION

COMPUTATION OF RATIO EARNINGS TO FIXED CHARGES

	Successor			Predecessor
			Nine Months	Three Months
			Ended	Ended
	Year Ended December 31,		December 31,	March 31,	Year Ended December 31,
	2006	2005	2004	2004	2003	2002
	(In $ millions, except ratio of earnings to combined fixed charges)
Earnings:
Earnings (loss) from continuing operations before tax and minority interest	664	374	(180)	66	172	160
Less:
Equity in net earnings of affiliates	(86)	(61)	(36)	(12)	(35)	(21)
Plus:
Income distributions from equity investments	109	66	22	16	23	61
Amortization of capitalized interest	3	3	1	2	14	10
Total fixed charges	350	454	333	16	72	89

Total earnings as defined before combined fixed charges	1,040	836	140	88	246	299

Fixed charges:
Interest expense	294	387	300	6	49	55
Capitalized interest	6	4	4	3	3	6
Estimated interest portion of rent expense	36	31	21	7	20	28
Cumulative preferred stock dividends	10	10	—	—	—	—
Guaranteed payment to minority shareholders	4	22	8	—	—	—

Total combined fixed charges	350	454	333	16	72	89

Ratio of earnings to combined fixed charges	3.0	1.8	—	5.5	3.4	3.4

Excess (Deficiency)	690	382	(193)	72	174	210